POWERBRIDGE TECHNOLOGIES CO., LTD.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

Tel: +86-756-339-5666

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

March 2, 2021

Re:	Powerbridge Technologies Co., Ltd.
Registration Statement on Form F-3
Filed February 23, 2021
File No. 333-253395

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Powerbridge Technologies Co., Ltd. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on March 4, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Stewart Lor Name: Stewart Lor Title: Co-CEO and Chief Financial Officer
Powerbridge Technologies Co., Ltd.

cc:	Joan Wu, Esq.,
Hunter Taubman Fischer & Li LLC

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